RIO NARCEA GOLD MINES, LTD



Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com

NEWS RELEASE

April 5, 2003

Trading Symbol: TSX: RNG
Amex: RNO

RIO NARCEA REPORTS 2003 FINANCIAL RESULTS

(All figures are reported in U.S. dollars except otherwise indicated)

Toronto – Rio Narcea Gold Mines, Ltd. ("Rio Narcea") is pleased to report the financial results of the Company for the year ended December 31, 2003.

Key Highlights

- Gold production of 174,175 ounces at a cash operating cost of $146 per ounce
- Net earnings of $3.8 million or $0.04 per share
- Operating cash flow of $21.1 million
- Reduction of $6.9 million in long-term debt
- Completion of equity issues for gross proceeds of $17.7 million (CDN$27.0 million) and $32.9 million (CDN$45.1 million) in March and September 2003, respectively
- Completion of Aguablanca project financing in August 2003
- Start of Aguablanca project construction in late October 2003
- Decision taken to access and develop the underground portion of the Aguablanca deposit
- Acquisition of the Salave gold deposit in Spain
- Inclusion in the S&P TSX Composite Index
- Listing on the American Stock Exchange under the symbol RNO

In 2003, the Company's gold operations delivered solid production and cash flow resulting in a profitable year for Rio Narcea. The Company achieved key milestones in its nickel business by advancing the development of the Aguablanca project towards production with the receipt of a positive environmental impact declaration and required mining permits, finalization of project financing and commencement of construction in late October. The Aguablanca project is scheduled for commissioning in the second half of 2004. Additionally, Rio Narcea established a business development division to actively identify and acquire quality precious and base metal projects in acceptable geographic locations. These efforts recently led to the acquisition of the advanced-stage Salave gold project, located in the same province as Rio Narcea's existing gold operations in northern Spain. The Company is proceeding to undertake a feasibility study for the development of the Salave project.

With 2004 marking its 10th year in business, Rio Narcea is well positioned to capitalize on its achievements and generate strong cash flows in the years to come.

Fourth Quarter Highlights

In the fourth quarter, Rio Narcea reported earnings of $2,726,800 ($0.03 per share), compared to $2,669,800 ($0.03 per share) in the same period in 2002. Revenues were $15,565,000 compared to $15,225,800 in the fourth quarter of 2002. Cash flow from operations for the quarter was $6,843,700 compared to $4,961,900 in the same period last year. This increase for the fourth quarter of 2003 is attributable to lower stripping expenditures.

2003 Financial Results

For the fiscal year ended December 31, 2003, Rio Narcea generated net income of $3,819,700 ($0.04 per share) compared to $9,697,500 ($0.13 per share) in 2002. Results for 2003 reflected the adverse effect of a stronger Euro on operating expenses and a significant increase of exploration expenditures during the year, partially offset by higher revenues from gold sales due to higher average spot prices. Notwithstanding the good performance of the Company's gold operations during the year, the following non-operating related factors resulted in lower earnings in 2003 compared to 2002:

- Exchange rate variations, specifically the Euro/U.S. dollar: For operating expenses, most of which are originally denominated in Euros (€), average exchange rates for 2003 and 2002 were $1.13/€ and $0.95/€, respectively, representing an increase of 19% during 2003. Had the exchange rate in 2003 been the same as in 2002, the operating expenses would have been $10.2 million lower in 2003. This amount is partially offset by a foreign exchange gain of $6.6 million for 2003.

- During 2003, the Company conducted an aggressive exploration program on its mineral properties. The exploration expenses incurred in 2003 were $6.1 million, approximately $3.3 million higher than in 2002.

Revenues for 2003 increased to $60,818,100 compared to $55,506,300 in 2002, primarily because of the improvement in the realized gold price. The average realized gold price, including the effects of gold and foreign exchange hedging, was $356 per ounce in 2003, up from $307 per ounce in 2002. The higher gold price in 2003 versus 2002 contributed approximately $9.2 million in additional revenues in 2003 compared to 2002. The average spot price in 2003 was $363 per ounce versus $310 per ounce in 2002.

Cash flow generated from operating activities was $21,117,700 in 2003 compared to $14,138,300 in 2002. Higher than expected gold production and excellent recoveries, combined with higher gold prices, were responsible for this significant improvement. Before changes in working capital items, operating cash flow amounted to $22,829,700 in 2003 compared to $20,811,300 in 2002.

The Company's liquidity improved markedly during 2003. Even though the investing activities consumed larger amounts of cash than the past few years ($43,683,800 during the year compared to $3,710,400 in 2002) mainly for the construction and development of its new nickel mine, cash generated by operations and new equity more than compensated these expenditures, leaving the company with a cash balance of $32,861,600 at year-end 2003, up from $7,736,500 in 2002.

The following table sets forth the Company's capital expenditures on mineral properties, excluding the acquisition of Exploraciones Mineras del Cantábrico, S.L. ("EMC"):

(in millions)	2003	2002	2001
El Valle mine development	$ 7.1	$ 4.6	$ 4.9
Carlés mine development	2.9	0.0	0.0
Aguablanca project development and purchase of equipment	28.8	1.2	1.5
Total	$ 38.8	$ 5.8	$ 6.4

The Company's working capital improved significantly at the end of 2003 to $29,702,300 compared to $9,068,900 at the end of 2002, due mainly to the increase in cash and VAT to be reimbursed to the Company, offset by a significant increase in accounts payable, which is related to the construction of the Aguablanca mine. As of December 31, 2003, the Company had long-term debt obligations of $6,706,000.

Financial Highlights

	Three Months Ended Dec. 31		Twelve Months Ended Dec. 31	
($000 except where stated)	2003	2002	2003	2002
Financial Results				
Revenue	15,565	15,225	60,818	55,506
Net income (loss)	2,727	2,670	3,820	9,698
Cash flow from operations	6,844	4,962	21,118	14,138
Net income (loss) per share	0.03	0.03	0.04	0.13
Weighted average shares outstanding – basic (million)	99.4	81.6	98.7	72.2

	December 31, 2003	September 30, 2003	December 31, 2002
Financial Position			
Cash and cash equivalents	32,862	48,390	7,737
Working capital	29,702	50,200	9,069
Total assets	162,005	148,334	86,240
Shareholders' equity	121,054	109,584	52,992
Long-term debt	6,706	11,084	13,593

Production Highlights

Gold production in 2003 was 174,175 ounces compared to 177,225 ounces in 2002. This year gold production exceeded planned production by 12%. The continued strength of the existing gold operations was the result of higher than expected head grades and recoveries combined with increased mill throughput. Cash operating cost was $146 per ounce, in line with the previous year, but slightly higher than planned as a result of the significant strengthening of the Euro against the U.S. dollar during the year.

For 2003, the mill processed 761,631 tonnes of ore with an average head grade of 7.56 g/t gold and recovery rates of 94.1%. Approximately 92,474 tonnes of ore from the Carlés mine were transported to the El Valle plant.

For the fourth quarter of 2003, gold production reached 42,405 ounces at a cash cost of $143 per ounce compared to 34,543 ounces at $166 per ounce for the corresponding period in 2002. The mill processed 182,065 tonnes of ore with an average head grade of 7.12 g/t gold and recovery rates of 94.9%.

Operating Results	Twelve Months Ended Dec. 31,	
	2003	**2002**
Operating Data		
Gold production (ounces)	**174,174**	177,225
Plant throughput (tonnes)	**761,631**	753,411
Head grade (g/t)	**7.6**	7.8
Recovery (%)	**94.1**	94.4
Gold Production Costs ($/oz)		
Cash operating costs	**146**	143
Depreciation and amortization	**52**	52
Reclamation and stripping costs	**95**	30
Total production costs	**293**	225

Note: Cash operating costs include deferred stripping and other mining expenses, plant expenses, smelting, refining and transportation, sale of by-products, net of non-cash reclamation and stripping costs.

Mining Operations and Development Projects

El Valle Mine

The El Valle Mine is the Company's main gold operation that is located in northern Spain. To date, it has been in six years of continuous operation, producing approximately 694,000 ounces of gold since inception. At year-end 2003, proven and probable gold reserves declined to 219,000 ounces of gold. The mineral reserves include 110,400 ounces of gold and 23.8 million pounds of copper that will be mined by underground methods at Boinas East, where most of the infill drilling was concentrated during the year.

In 2004, the mine will be making the transition from an open pit to an underground operation. The average grade mined and processed is expected to be lower with higher cash operating costs associated with underground mining. El Valle gold production for 2004 is expected to be approximately 80,000 ounces. Underground exploration and development drilling beneath the existing pits will continue, focusing on the addition of reserves. Surface drilling has indicated that the best potential for reserve addition is below the El Valle open pit. The Company plans to develop an exploration drift, from the existing underground development at Boinas East, to access the high-grade mineralization below the El Valle pit intersected by this surface drilling.

Carlés Mine

The Carlés Mine accounted for approximately 10% of the total production in 2003. The Company started underground mining at Carlés East in mid-2003. Proven and probable reserves at year-end 2003 stood at 103,700 ounces of gold and 9.4 million pounds of copper. The mine plan revision from open pit to underground mining resulted in a loss of only 13,000 ounces, net of 2003 production. Underground exploration and development drilling will continue at both Carlés North and East, where mineralization is open at depth, to define additional mineral reserves. The Carlés Mine is expected to produce approximately 10,000 ounces of gold in 2004.

Milling Agreement

In December 2003, Rio Narcea signed a milling agreement with Nalunaq Gold Mine A/S ("Nalunaq"), a subsidiary of Crew Development Corporation, for the purchase and processing of high-grade ore from the Nalunaq gold mine in south Greenland. Under the terms of the agreement, Nalunaq will sell to Rio Narcea four to five batches per year of high-grade ore for the selling price of the recovered gold less a milling fee. The agreement also provides for an efficiency fee to Rio Narcea for improved plant recoveries. Either party may terminate the agreement on three months notice.

The purchase and treatment of the Nalunaq ore will generate risk free revenues and will enable the El Valle plant to operate more efficiently and cost effectively.

In 2004, Rio Narcea anticipates producing 90,000 ounces from its existing gold operations at an increased cash cost of $240 per ounce. It also anticipates producing approximately 120,000 ounces from the Nanulaq gold mine.

Aguablanca Project

During 2003, an important focus of the Company was the development and construction of the Aguablanca open pit nickel sulfide mine and its on-site processing facilities. Upon obtaining final mining permits from the local authorities in October 2003, the Company immediately started construction activities. The mine plan and process facilities have been designed for annual production of 18 million pounds of nickel, 11 million pounds of copper and 20,000 ounces of platinum-group-metals ("PGM"). Proven and probable reserves at year-end were unchanged at 15.7 million tonnes grading 0.66% nickel, 0.46% copper and 0.47 g/t PGM. Based on the current project development schedule, the mine will commence commissioning in the second half of the year and reach full production in the fourth quarter of 2004.

Exploration Properties

Salave Project

On October 28, 2003, the Company acquired 85% of the shares of EMC, a Spanish exploration company owning the mineral rights to the Salave gold deposit located in Asturias, Spain. At the time of the transaction, the mineral rights were leased to a third party. On March 9, 2004, the existing lease agreement was terminated, giving the Company, through EMC, the sole right to develop the deposit. Subsequently, in late March 2004, the participation in EMC was increased to 90.7% as a result of a capital increase in that company in which the minority shareholders did not participate.

Approximately 35,000 metres in 176 holes have been drilled on the property by Charter Consolidated Plc ("Charter"), Anglo American Corporation of South Africa Ltd. ("Anglo"), Newmont Mining Corporation ("Newmont") and Lyndex Explorations Limited ("Lyndex"). Lyndex was the last company to conduct additional drilling on the property with positive results. In-house scoping studies were carried out by all these companies except for Charter. Lyndex has publicly reported mineral resource estimates, including those made by Anglo and Newmont, which range from 10 to 20 million tonnes grading between 3 to 5 g/t gold. The historical resource reports that are available from these companies were reviewed by Rio Narcea but do not conform to National Instrument 43-101 standards.

Rio Narcea has compiled all the historical work conducted on the Salave property, including most of the drill hole data, and believes it to be reliable. However, this data has yet to be verified in detail and there is no certainty that any economic mineral resources will exist on the property. Rio Narcea intends to complete a technical report compliant with NI 43-101 standards and initiate an infill drilling program to complete a full feasibility study.

Corcoesto Heap Leach Project

As part of the feasibility study being conducted on the Corcoesto heap leach project, Rio Narcea completed an infill drilling program in 2003. Metallurgical tests were conducted with the fresh core collected. Some of the test results returned considerably lower recoveries than indicated by previous metallurgical work. Additional independent testing confirmed the lower recoveries, indicating marginal returns for this heap leach project.

Although the Company is disappointed with these latest results, it believes that the economics of the project can be improved by (1) evaluating and mining the deeper high-grade mineralization, (2) defining additional tonnage, and (3) potentially selling the waste for the construction of the port of Coruña, scheduled to start in 2005. With Rio Narcea now focusing on the development of the significantly larger Salave gold deposit, the Company does not plan, at this time, to conduct additional work on the property and is considering selling or joint venturing this project.

Lugo Project

Exploration activities in 2003 on the Lugo gold project included soil and rock chip sampling, trenching and a 3,000 metre drilling program. Significant soil anomalies and trench intercepts were identified in the Chousa area; however, nearly all mineralized drill intercepts were restricted to within 15 metres of the surface and appeared to lack sufficient continuity along strike to represent a viable target for additional exploration.

Ossa Morena Region

Rio Narcea initiated its 2003 nickel sulfide exploration program in the Ossa Morena region of southern Spain and Portugal with an 11,000 line kilometre airborne geophysical survey. During the year, the Company completed 8,596 metres of drilling in 30 holes. Disseminated magmatic nickel sulfides, including thick sections of low grade nickel mineralization, were intersected in all of the six targets drilled. The Company will continue with the evaluation of several of the numerous geophysical or geochemical anomalies identified from the survey.

Mineral Reserves and Resources

At year-end the Company had proven and probable reserves of 323,000 ounces of gold based on a gold price of $400 per ounce and an exchange rate of $1.20/€, which equals a gold price of €333 per ounce. Although the Company used a higher gold price than last year's assumption of $320 per ounce in its reserve estimate, the exchange rate was much lower, $1.00/€, thus equaling to €320 per ounce. The above mineral reserves contain significant copper, amounting to 33.2 million pounds, which will contribute significantly to the revenue stream through copper concentrate sales.

In addition to proven and probable reserves, measured and indicated resources for the Company's gold operations and projects amounted to 579,000 ounces of gold. Inferred resources totaled 867,000 ounces of gold.

On the nickel business side, proven and probable reserves were unchanged at 15.7 million tonnes grading 0.66% nickel, 0.46% copper and 0.47 g/t PGM.

Mineral reserves and resources are summarized in the table appended to this press release.

2004 Outlook

For Rio Narcea, 2004 will be a pivotal year. With the optimization of its gold operations, the initiation of a full feasibility study on the Salave gold project and the commencement of mining of the Aguablanca Ni-Cu-PGM deposit, Rio Narcea is well positioned to continue its profitable growth in a resurgent metals market. Over the last decade, the Company has proven its ability to permit and develop mines within the European Union, while adhering to the highest standards of environmental and social practice. Based on this valuable experience, Rio Narcea will continue to seek out and evaluate acquisition and growth opportunities in acceptable geographic locations.

In 2004, gold production from its existing operations will decrease to approximately 90,000 ounces at a cash cost of $240 per ounce as the Company makes the transition from open pit to underground mining. Rio Narcea is also expecting to produce approximately 120,000 ounces from the Nanulaq gold mine. There are no major capital expenditures budgeted at the existing gold operations during 2004, other than the continuation of the underground development at both the El Valle and Carlés mines. Capital to sustain existing operations, including environmental requirements, is expected to be between $2 and $3 million annually. During 2004, Rio Narcea's gold exploration efforts will continue to focus on reserve replacement and resource conversion at both gold operations. For 2004, the Company has budgeted $2.8 million for gold exploration and development at its existing operations. Future annual gold production in 2005 and 2006 is planned at 100,000 ounces from existing operations.

In 2004, the Company plans to undertake a full feasibility study and initiate the permitting process of the Salave gold project. Rio Narcea intends to complete a technical report compliant with NI 43-101 standards as soon as possible. Infill drilling and metallurgical test work will begin in the second quarter of 2004.

The successful development of the Aguablanca nickel project is well underway, with construction of the processing plant and the associated infrastructure progressing on schedule. The Company has adequate funds to satisfy the remaining capital requirements for the project, which amounted to €35 million ($44 million), including VAT and working capital, as of February 29, 2004. Based on the current project development schedule, the mine will be commissioned and in full production by the last quarter of 2004, at a time when nickel prices are foreseen to remain strong. Aguablanca is projected to generate significant free cash flow over its mine life. There is opportunity to further increase returns through the successful development of an underground mine below the open pit portion of the deposit. The Company will start the construction of a production decline by mid-2004, which is expected to be completed within a period of 18 months. This decline will be used for detailed infill drilling at depth and future underground production of higher grade material. On the nickel exploration front, Rio Narcea is looking forward to unlocking the potential of its large landholdings in the Ossa Morena region by continuing to investigate the numerous targets identified by the most recent geophysical and geochemical regional programs. Rio Narcea will also seek joint venture partners, having the resources and expertise, on a large part of its 6,000 km^2 concession. This strategy will enable Rio Narcea to share the exploration risk and direct more resources to the development and exploration of the underground potential at Aguablanca.

Conference Call

The Company will host a conference call on April 7, 2004 at 11:00 AM E.T. In order to join the conference call, please call (416) 405-8532 or 1-877-295-2825. The conference call will be broadcast live and recorded on the web at www.ccnmatthews.com/RioNarcea. In order to access this service, you will need to have Windows Media Player installed on your computer (visit www.ccnmatthews.com/RioNarcea for instructions on how to download the software free). Replay of the call is available until May 7, 2004 by dialing (416) 695-5800 or 1-800-408-3053. If you would like to listen to our conference call on the web, go to the home page on www.rionarcea.com and click on the link under Investor Centre - Events & Webcast.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, commencing the initial permitting and preparatory work to undertake a bankable feasibility study of its recently acquired Salave gold project, and rapidly advancing the development and construction of its Aguablanca nickel-copper-PGM deposit.

For further information contact:

Alberto Lavandeira
President and CEO
Tel: (34) 98 583 1500
Fax: (34) 98 583 2159

gold@rionarcea.com
www.rionarcea.com

Laurie Gaborit
Manager, Investor Relations
Tel: (416) 686 0386
Fax: (416) 686 6326

Forward Looking Statements
Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

RIO NARCEA MINERAL RESERVES AND RESOURCES [1,3,4]
(as of December 31, 2003)

GOLD OPERATIONS [2]

	Category	Tonnes (000s)	Au grade (g/t)	Contained ounces Au (000s)	Cu grade (%)	Contained tonnes Cu
MINERAL RESERVES [5]						
El Valle Open Pit	Proven	491	5.50	87		
	Probable	110	6.13	22		
	Total	**601**	**5.62**	**109**		
El Valle Underground	Proven	506	3.94	64	1.19	6,011
	Probable	352	4.10	46	1.36	4,770
	Total	**858**	**4.00**	**110**	**1.26**	**10,781**
Carlés Open Pit	Proven	52	4.08	7		
	Probable	7	4.37	1		
	Total	**59**	**4.12**	**8**		
Carlés Underground	Proven	196	4.76	30	0.73	1,436
	Probable	493	4.16	66	0.57	2,822
	Total	**689**	**4.33**	**96**	**0.62**	**4,258**
Total reserves		**2,207**	**4.55**	**323**		
containing copper reserves		**1,547**			**0.97**	**15,039**
MINERAL RESOURCES						
El Valle Open Pit	Measured	–	–	–		
	Indicated	–	–	–		
	Total	**–**	**–**	**–**		
	Inferred	28	6.65	6		
El Valle Underground	Measured	452	4.50	65		
	Indicated	631	5.27	107		
	Total	**1,083**	**4.95**	**172**		
	containing	892			0.85	7,571
	Inferred	2,035	7.25	474		
	containing	868			0.77	6,684
Carlés Underground	Measured	110	5.12	18	0.35	380
	Indicated	190	5.15	31	0.50	957
	Total	**300**	**5.14**	**49**	**0.45**	**1,337**
	Inferred	728	5.30	124	0.44	3,234
Total measured and indicated		**1,383**	**4.99**	**222**		
containing copper resources		**1,192**			**0.75**	**8,908**
Total inferred resources		**2,791**	**6.73**	**604**		
containing copper resources		**1,596**			**0.62**	**9,918**

GOLD PROJECTS [2]

	Category	Tonnes (000s)	Au grade (g/t)	Contained ounces Au (000s)	Cu grade (%)	Contained tonnes Cu
MINERAL RESOURCES						
Corcoesto	Measured	3,648	1.46	171		
	Indicated	4,024	1.44	186		
	Total	**7,672**	**1.45**	**357**		
	Inferred	1,573	1.56	79		
Godán	Inferred	464	7.11	106		
La Brueva	Inferred	898	2.69	78		
Total measured and indicated resources		**7,672**	**1.45**	**357**		
Total inferred resources		**2,935**	**2.78**	**263**		

GOLD OPERATIONS & PROJECTS

Total proven and probable reserves				**323**		
Total measured and indicated resources				**579**		**8,908**
Total inferred resources				**867**		**9,918**

BASE METAL PROJECT

	Category	Tonnes (000's)	Ni (%)	Cu (%)	Combined PGM (g/t)	Au (g/t)
MINERAL RESERVES [6]						
Aguablanca	Proven	13,600	.66	.47	.48	.13
	Probable	2.100	.62	.44	.45	.12
	Total	**15,700**	**.66**	**.46**	**.47**	**.13**
MINERAL RESOURCES [7]						
Aguablanca	Measured	2.300	.73	.54	.55	.13
	Indicated	1,700	.60	.53	.45	.14
	Total	**4,000**	**.67**	**.54**	**.51**	**.14**
	Inferred	5,950	.53	.46	.40	.13

(1) Updated mineral reserves and resources, as of December 31, 2003, are stated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. Updates are prepared by or under the direction of Alan C. Noble, O.R.E. Reserves Engineering, Colorado, U.S.A., who is the independent "Qualified Person" for Rio Narcea as that term is defined in National Instrument 43-101.

(2) Mineral reserves and resources have been estimated using site specific appropriate cut-off grades based upon a gold price of $400/oz gold and an exchange rate of $1.20/€.

(3) Mineral resources (of all categories) that are not mineral reserves do not have demonstrated economic viability. Mineral resources do not include mineral reserves.

(4) Contained ounces figures are before mill recovery factors are applied.

(5) Mineral reserves reflect the diluted tonnages and grades of the mine plan.

(6) Mineral reserves for the Aguablanca project are based upon the July 2002 Feasibility Study Report with the following economic parameters: Exchange rate of $1.00/€/, nickel price of $6,600/tonne, copper price of $1,600/tonne, and platinum and palladium prices of $400/oz. Mineral reserves were calculated using a €8.23/tonne net smelter return (equal to 0.256% equivalent nickel).

(7) Mineral resources for the Aguablanca project have been estimated using a 0.2% nickel cut-off grade.

Cautionary Note to U.S. investors: The United States Securities and Exchange Commission permits mining companies, in their filing with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this annual report, such as "mineral resources," "measured," "indicated," and "inferred resources," that the SEC guidelines prohibit us from including in our filing with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30670, available from us by contacting the Investor Relations Department.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS
(Stated in U.S. dollars)

As at December 31

	2003 $	2002 $
ASSETS		
Current		
Cash and cash equivalents	32,861,600	7,736,500
Restricted cash	1,305,200	287,900
Inventories	4,667,000	2,315,800
Stockpiled ore	4,939,300	6,290,300
Accounts receivable		
Government grants	34,700	581,700
VAT and other taxes	6,232,100	2,571,100
Trade receivables	3,261,200	2,562,300
Other current assets	3,505,100	2,413,800
Total current assets	56,806,200	24,759,400
Mineral properties, net	76,093,700	27,712,700
Deferred stripping costs, net	15,988,000	27,804,700
Other assets	13,117,400	5,963,700
	162,005,300	86,240,500
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Short-term bank indebtedness and accrued interest	2,690,700	151,400
Accounts payable and accrued liabilities	19,172,200	11,489,900
Current portion of long-term debt	5,241,000	4,049,200
Total current liabilities	27,103,900	15,690,500
Other long-term liabilities	7,086,500	3,965,100
Long-term debt	6,706,000	13,592,800
Total liabilities	40,896,400	33,248,400
Non-controlling interest	54,900	—
Shareholders' equity		
Common shares	136,040,500	84,098,400
Stock options and warrants issued to service suppliers	4,459,800	706,800
Special warrants	—	3,913,800
Common share purchase options	972,900	972,900
Deficit	(25,530,500)	(29,350,200)
Cumulative foreign exchange translation adjustment	5,111,300	(7,349,600)
Total shareholders' equity	121,054,000	52,992,100
	162,005,300	86,240,500

Rio Narcea Gold Mines, Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in U.S. dollars)

Years ended December 31

	2003 $	2002 $	2001 $
OPERATING REVENUES			
Gold sales	**60,818,100**	55,506,300	33,921,800
Other operating revenues	**—**	—	34,200
	60,818,100	55,506,300	33,956,000
OPERATING EXPENSES			
Deferred stripping and other mining expenses	**(29,007,500)**	(20,566,000)	(13,946,600)
Plant expenses	**(12,324,500)**	(9,146,500)	(7,995,800)
Smelting, refining and transportation	**(2,001,400)**	(3,598,900)	(4,719,700)
Sale of by-products	**1,461,100**	2,638,700	2,521,200
Depreciation and amortization expenses	**(9,109,100)**	(9,180,500)	(5,142,400)
Exploration costs	**(6,080,400)**	(2,737,700)	(2,342,900)
Administrative and corporate expenses	**(4,551,400)**	(3,583,200)	(1,703,500)
Other income (expense)	**(765,000)**	(1,307,400)	(500)
	(62,378,200)	(47,481,500)	(33,330,200)
Operating earnings (loss)	**(1,560,100)**	8,024,800	625,800
FINANCIAL REVENUES AND EXPENSES			
Interest income	**452,000**	102,600	31,200
Foreign currency exchange gain (loss)	**6,593,300**	3,810,600	(1,105,500)
Interest expense and amortization of financing fees	**(1,747,000)**	(2,240,500)	(3,266,000)
	5,298,300	1,672,700	(4,340,300)
Income (loss) before income tax	**3,738,200**	9,697,500	(3,714,500)
Provision for income tax	**—**	—	—
Net income (loss) before non-controlling interest	**3,738,200**	9,697,500	(3,714,500)
Non-controlling interest	**81,500**	—	—
Net income (loss)	**3,819,700**	9,697,500	(3,714,500)
Deficit, beginning of year	**(29,350,200)**	(39,047,700)	(35,333,200)
Deficit, end of year	**(25,530,500)**	(29,350,200)	(39,047,700)
Net income (loss) per share – basic	**0.04**	0.13	(0.06)
Net income (loss) per share – diluted	**0.04**	0.13	(0.06)
Weighted average common shares outstanding – basic	**98,747,244**	72,249,367	65,018,690
Weighted average common shares outstanding – diluted	**103,889,131**	77,561,447	65,018,690

Rio Narcea Gold Mines, Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. dollars)

Years ended December 31

	2003 $	2002 $	2001 $
OPERATING ACTIVITIES			
Net income (loss)	**3,819,700**	9,697,500	(3,714,500)
Add (deduct) items not requiring cash			
Depreciation and amortization	**9,109,100**	9,180,500	5,142,400
Amortization of deferred financing fees	**387,300**	517,500	303,600
Amortization of EMC	**65,100**	—	—
Reclamation liability accrual and Other long-term liabilities	**853,000**	1,176,900	225,400
Foreign exchange	**(5,769,200)**	(3,295,100)	1,350,200
Accretion of interest on long-term debt	**176,200**	282,900	295,900
Non-cash put/call program income	**1,282,100**	(1,131,600)	(1,171,500)
Options and shares granted	**174,900**	637,000	—
Loss on disposal of capital assets	**—**	18,200	—
Amortization of deferred stripping costs	**21,975,200**	17,059,500	11,239,700
Non-controlling interest	**(81,500)**	—	—
Deferred stripping expenditures	**(6,306,100)**	(12,241,300)	(14,555,600)
Purchase premium of the purchased call options	**(2,028,500)**	(1,090,700)	—
Pre-paid expenses	**(827,600)**	—	—
Changes in components of working capital			
Inventories	**(1,681,600)**	93,100	474,500
Stockpiled ore	**744,600**	(1,192,900)	(1,314,000)
VAT and other taxes	**(119,100)**	552,000	(690,300)
Trade receivables	**(698,900)**	129,200	(1,361,400)
Other current assets	**88,400**	(500,900)	129,800
Accounts payable and accrued liabilities	**(45,400)**	(5,753,500)	2,728,900
Cash provided by (used in) operating activities	**21,117,700**	14,138,300	(916,900)
INVESTING ACTIVITIES			
Expenditures on mineral properties	**(38,837,200)**	(5,757,500)	(6,372,200)
Acquisition of EMC	**(3,676,000)**	—	—
Grant subsidies received from (reimbursed to) the Spanish Government	**(792,600)**	1,966,700	474,100
Restricted cash	**(858,300)**	103,500	(32,000)
Long-term deposits and restricted investments	**480,300**	(23,100)	(16,900)
Cash used in investing activities	**(43,683,800)**	(3,710,400)	(5,947,000)
FINANCING ACTIVITIES			
Proceeds from issue of common shares	**2,426,700**	4,304,700	184,700
Financing fees on issue of common shares	**—**	—	(500)
Proceeds from issue of special warrants and units	**50,589,700**	4,548,800	—
Financing fees on issue of special warrants and units	**(2,910,000)**	(446,900)	—
Proceeds from bank loans and other long-term liabilities	**3,000,400**	1,401,200	6,258,400
Financing fees on bank loans	**(2,507,000)**	(197,700)	(240,800)
Repayment of bank loans	**(6,523,600)**	(13,706,500)	(188,100)
Cash provided by (used in) financing activities	**44,076,200**	(4,096,400)	6,013,700
Foreign exchange gain (loss) on cash held in foreign currency	**3,615,000**	(400,100)	493,300
Net increase (decrease) in cash during the year	**25,125,100**	5,931,400	(356,900)
Cash and cash equivalents, beginning of year	**7,736,500**	1,805,100	2,162,000
Cash and cash equivalents, end of year	**32,861,600**	7,736,500	1,805,100
Supplemental cash flow information			
Interest paid in cash	1,237,000	1,685,900	2,648,200
Income taxes paid in cash	—	—	—